Delta Air Lines, Inc.
Department 828
P.O. Box 20706
Atlanta, GA 30320-6001

June 3, 2009

Ms. Linda Cvrkel
Branch Chief
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Mail Stop 3561
Washington, D.C.  20549

RE:	Delta Air Lines, Inc. Annual Report on Form 10-K for the year ended December 31, 2008 Filed March 2, 2009 File No. 001-05424

Dear Ms. Cvrkel:

This is in response to the Staff’s letter dated May 7, 2009 regarding Delta’s Annual Report on Form 10-K for the year ended December 31, 2008.  For your convenience, we have included in this letter each of the Staff’s comments before providing our response to that comment.

*   *   *   *   *   *   *   *

Form 10-K for the year ended December 31, 2008

Statements of Cash Flows, page F-5

1.
We note that your cash flows from operating activities includes a line titled “other, net.”  In light of the significance of this amount to the total net cash (used in) provided by operating activities in each period for which a cash flow statement is presented, please revise future filings to provide further detail of the significant components included in this amount.

Response:

We will include in future filings, as applicable, detail about significant components of “other, net” cash flows from operating activities.  Specifically, we will report significant components as a separate line item in the Statements of Cash Flow or include appropriate disclosure in the Notes to the Consolidated Financial Statements.

Notes to the Financial Statement

Note 1.  Background and Summary of Significant Accounting Polices, page F-7

General

2.
We note that accounts receivable represent a significant portion of your current assets at December 31, 2008 and 2007.  Please revise future filings to include a note to the financial statements which includes a description of the accounting policies and methodology used to estimate the allowance for doubtful accounts, the policy for charging off uncollectible loans and trade receivables, and the policy for determining past due or delinquency status (i.e., whether past due status is based on how recently payments have been received or contractual terms).  See paragraph 13a-c of SOP 01-6.

Response:

Please note that our accounts receivable are generated largely from the sale of passenger airline tickets and cargo transportation services. The majority of these sales are processed through major credit card companies, which typically pay us within one week of the sale.  Historically, charges for uncollectible accounts have been less than 0.1% of total revenues and write-offs have been less than 2% of total accounts receivable.

We will include the following disclosure in the Notes to the Consolidated Financial Statements in future filings, as applicable:

Accounts Receivable

Accounts receivable primarily consist of amounts due from credit card companies, customers of our aircraft maintenance and cargo transportation services and other airlines associated with frequent flyer programs.  We provide an allowance for uncollectible accounts equal to the estimated losses expected to be incurred based on historical chargebacks, write-offs, bankruptcies and other specific analyses.  Bad debt expense and write-offs for 2008, 2007 and 2006 were immaterial.

Note 2.  Northwest Merger, page F-18

3.
We note that you recorded several indefinite lived intangible assets as a result of the Northwest Merger.  Please provide us details of how you determined the amount allocated to each of these indefinite lived intangible assets and why you believe it was appropriate to assign an indefinite life.  Your response should include all significant assumptions used.

Response:

The indefinite-lived intangible assets recorded as a result of the Northwest Merger consist primarily of Pacific international routes; international slots at the Tokyo-Narita Airport; the SkyTeam alliance consisting of the Northwest-KLM alliance; and domestic slots at Ronald Reagan Washington National Airport and New York’s LaGuardia Airport:

International routes and slots
Pacific routes (December 31, 2008 balance $1,730 million)

Northwest’s Pacific route authorities are unique and valuable legal rights which are based on the United States-Japan bilateral aviation agreement.  Under this agreement, Northwest has the right to operate unlimited frequencies between any point in the United States and Japan as well as extensive “fifth freedom” rights.  Fifth freedom rights allow Northwest to operate service from any gateway in Japan to points beyond Japan and to carry Japanese originating passengers on those flights.  Northwest and United Airlines are the only United States passenger carriers that have fifth freedom rights from Japan.  Northwest’s usage of its Pacific Routes is contingent upon its Tokyo-Narita Airport slot holdings.  As discussed below, slots at Tokyo-Narita Airport are strictly limited and this is one of the primary factors that limits the growth of air service at that airport.

We estimated the fair value of the Pacific Routes using an income approach.  Under this methodology, the fair value is the present value of the excess earnings generated by the operations of the Pacific Routes.  We used historical and projected revenues, costs, and operating statistics to calculate EBITDAR (earnings before interest, taxes, depreciation, amortization, and rent).  We then subtracted income taxes and “contributory asset charges,” i.e., the expected returns on tangible and intangible assets (such as flight equipment) which are employed in generating the income on the Pacific Routes.  We projected cash flows through 2012 and determined a terminal value, assuming excess earnings would grow at a rate of 3% per year thereafter.

We considered the factors in paragraph 11 of SFAS 142 as well as the implementation guidance contained in SFAS 142, Appendix A, Example 6 in concluding that the Pacific Routes have an indefinite life. Northwest has operated the restricted Japan routes since 1952.  Delta expects to continue to use the Pacific route authorities indefinitely and believes the related supporting infrastructure (facility leases and slots) will remain in place as long as it has the route authorities.  The Pacific route authorities are granted for a finite term but are regularly renewed at minimal cost.  Based on these factors, we expect to receive economic benefits indefinitely from the Pacific Routes.

International routes and slots
Narita airport slots (December 31, 2008 balance $410 million)

Northwest holds approximately 400 slots at the Tokyo-Narita Airport (“NRT”).  Slots are rights granted by an airport or government which allow airlines to schedule a landing or departure at a specific time.  Many international airports have slot restrictions based on capacity constraints and other factors.  While it is easy and virtually cost free to obtain a desirable slot at some airports, NRT is capacity-constrained, which limits the number of desirable slots.  Based on these factors, the NRT slots are an intangible asset.

We estimated the fair value of the NRT slots based on transactional slot data, adjusted for differences in the value and marketability of the two different NRT runways to which we have access.  The cash flows utilized to value the Pacific Routes, as discussed above, are properly excluded in the valuation of the NRT slots.

The AICPA Audit & Accounting Guideline for Airlines states in paragraph 6.18 that “In Japan and China, slots are separable assets but cannot be transferred apart from the route authority…. Slots do not require renewal, although they are subject to a “use or lose” test, and the airlines have legal title to the slots.”  Northwest has met the “use or lose” requirements and increased its NRT slot holdings for more than 30 years.  Delta expects to continue to use the Pacific route authorities and the related NRT slots indefinitely.  For these reasons, we designated the NRT slots as indefinite-lived.

SkyTeam alliance (December 31, 2008 balance $380 million)

The Northwest-KLM alliance provides both airlines competitive advantages and cost savings under which Northwest and KLM jointly operate transatlantic flights.  The alliance greatly expands the networks of both airlines and has antitrust immunity.  Antitrust immunity allows for coordinated pricing, scheduling, product development and marketing.  The alliance provides Northwest access to European destinations with flights handled by KLM, and provides KLM access to the United States with flights operated by Northwest.

We estimated the fair value of the Northwest-KLM alliance using an income approach.  We analyzed the excess EBITDAR margin generated by the alliance compared to the average transatlantic EBITDAR margins from the U.S. Department of Transportation regulatory reports filed by other airlines, including United, American, US Airways, Continental, and Delta, during 1998 to 2008.  We estimated alliance revenue through 2012 and assumed revenues will grow at 3% per year thereafter.  We discounted the excess margins to reflect time value of money and risk of future cash flows.

Northwest and KLM entered into their first alliance agreement in 1993.  In 1997, the agreement was enhanced to increase the network coordination between the carriers.  The 1997 agreement had an initial term of 10 years with automatic renewal provisions thereafter.  Northwest and KLM have made long-term investments based on the existence and continuation of the alliance, and the access it gives to the other airline’s hubs.  Both carriers rely on the other airline’s in-country sales force to minimize duplicate marketing of transatlantic flights.  Delta expects to continue receiving the economic benefits of this alliance indefinitely.  In fact, Delta recently announced a new alliance agreement with Air France and KLM, which reaffirms the value of the KLM relationship.  Based on the considerations in paragraph 11 of SFAS 142, we concluded that there were no legal, contractual, competitive, economic or other factors that limited the useful life of the Northwest-KLM alliance.  As a result, we considered the Northwest-KLM alliance to have an indefinite life.

Domestic routes and slots (December 31, 2008 balance $110 million)

Northwest holds 76 slots at Ronald Reagan Washington National Airport (“DCA”) and 48 slots at New York’s LaGuardia Airport (“LGA”).  The Federal Aviation Administration (“FAA”) limits the number of take-offs and landings (“slots”) at certain airports to avoid excessive congestion.  Carriers do not have to pay for their slots, but must maintain a minimum level of utilization.  At congested airports, including DCA and LGA, slots are in high demand.

Slots are sometimes leased or traded between airlines, and less often purchased outright, subject to regulatory approval.  To determine the fair value of the DCA and LGA slots, we calculated the potential lease savings attributed to owning the slot rights at each airport, as opposed to leasing them from another airline at market lease rates.  We derived an annual lease savings per slot (separately for DCA and LGA), multiplied this by the number of slots Northwest holds, and discounted this to present value.

We reviewed paragraph 11 of SFAS 142 in order to help determine the life of the slots.  In making this determination we considered the following facts:

•
Once slots are obtained, they are easily renewable as long as utilization minimums are met.  We have historically been able to renew slot rights at minimal cost.  Our business plan contemplates continued utilization of the slots.

•	We believe capacity constraints at DCA and LGA will continue for the foreseeable future due to airport, runway and airspace constraints.

•	There were no legal, contractual, competitive, economic or other factors that limited the useful life of the slots.

•
Slots at DCA are governed by the FAA’s High Density Rule, which has been in effect since the 1960s.  Congress repealed the High Density Rule at LGA; however, it was replaced by an FAA temporary order at LGA in late 2006 having substantially the same effect.  The FAA proposed, but recently rescinded, an auction rule to reallocate slots at LGA.  The FAA has now extended the temporary order through 2010.  Although the long-term plan to control congestion at LGA is unknown, we expect the FAA will maintain an hourly capacity restriction on operations and give preference to historic operating rights.

Based on these considerations, we assigned an indefinite life to the DCA and LGA slots.

* * *

A key assumption used in our valuation of the intangible assets discussed above is an estimated weighted average cost of capital of 13%, as disclosed in Note 3 of our Form 10-K (page F-23), and assumed discount rates ranging from 14% to 18%, depending on the nature of the asset.

During our annual impairment analysis, and when an impairment trigger occurs, we assess whether asset lives should continue to be indefinite.

Note. 5.  Goodwill and Other Intangible Assets, page F-29

4.
We note your disclosure that during the March 2008 quarter there were several factors, including a significant decline in market capitalization, that led you to perform an impairment analysis of goodwill and resulted in a $6.9 billion impairment charge.  In light of the apparent decline in market capitalization during the first quarter of 2009, as well as the continuing adverse economic conditions, please tell us if you performed another impairment analysis on goodwill and intangible assets during 2009 and if so, provide us the results of that analysis.  If you did not perform an impairment analysis during 2009, please explain to us why you do not believe it was necessary.

Response:

As of March 31, 2009, we performed an impairment analysis on goodwill and other indefinite-lived intangible assets.  We reviewed both qualitative and quantitative factors in accordance with SFAS 142.  As discussed below, based on this analysis, we concluded no impairment occurred during the March 2009 quarter.

Qualitative Analysis

During our qualitative analysis, we did not observe or note:

•	Unanticipated significant adverse changes in legal factors;

•	Adverse actions or assessments by a regulator;

•	Significant unanticipated competition;

•	Unanticipated loss of key management personnel;

•	Plans to sell or otherwise dispose of a reporting unit or a significant portion of a reporting unit or other indefinite-lived intangible asset; or

•	Significant changes in our network or general business that negatively affected the recorded value of our indefinite-lived intangible assets.

While the global recession is negatively impacting our financial performance, Delta is implementing various initiatives in 2009 to increase revenues, reduce costs and preserve liquidity.  Delta’s actions include (1) for travel between the U.S. and Europe beginning July 1, 2009, charging customers a $50 fee to check a second bag; (2) removing certain aircraft from the fleet by December 31, 2009; (3) reducing international capacity by 10%, compared to the prior year, beginning in September 2009; and (4) offering in January 2009 voluntary early out and early retirement programs in which approximately 2,500 employees elected to participate.

Based upon this evaluation, we concluded there was no impairment as we have not experienced any sustained diminishing effects on our indefinite-lived intangible assets.

Quantitative Analysis

As noted by the Staff, Delta experienced a significant decrease in market capitalization during the March 2009 quarter. As a result, we evaluated goodwill for impairment at March 31, 2009.  The table below represents the assessment as of March 31, 2009 of goodwill impairment based on our market capitalization:

March 31,
(in millions, except per share data)	2009
Number of shares of common stock issued and outstanding	772
Publicly quoted common stock price as of March 31, 2009	$5.63
Market value of equity	$4,346
Book value of equity	519
Potential impairment	$-

Based upon this evaluation, the reporting unit’s fair value exceeded its carrying value by $3.8 billion.

5.
We note your disclosure that as a result of fresh start reporting upon emergence from bankruptcy, you recorded a $480 million indefinite lived intangible asset associated with your membership in SkyTeam.  Please explain to us why you believe it was appropriate to recognize this indefinite lived intangible as part of fresh start accounting and tell us how you determined or calculated the value.

Response:

SkyTeam is a global airline alliance which links the route networks of its members.  It provides participating airlines with opportunities for increased connecting traffic, while enhancing customer service through codesharing arrangements, reciprocal frequent flyer and airport lounge programs and coordinated cargo operations through a common brand.  Since its formation in 2000, SkyTeam has grown to include over ten airlines around the world.  The U.S. Department of Transportation has granted antitrust immunity to SkyTeam members Delta, Air France, Alitalia, CSA Czech Airlines and Korean Air, enabling those carriers to offer a more integrated route network and develop common sales, marketing and discount programs for customers as if they were a single carrier.  In sum, SkyTeam permits Delta to provide additional destinations, increase flight frequencies and achieve greater network utilization than would be possible on a standalone basis.

Paragraph 39 of SFAS 141 requires recognition of an intangible asset apart from goodwill if it arises from contractual rights, regardless of whether those rights are transferable or separable.  Delta first recorded its membership in SkyTeam as an asset as part of its adoption of fresh start reporting on April 30, 2007.  We recognized Delta’s membership in SkyTeam as an intangible asset because Delta has contractual arrangements with SkyTeam alliance members to form a global alliance that provides customers an expanded coverage network.

We estimated the fair value of Delta’s membership in the SkyTeam alliance using an income approach.  Using projected codeshare revenue and cost by member through 2010, we determined EBIT (earnings before interest and taxes) and then subtracted income tax expense and “contributory asset charges,” i.e., the expected returns on tangible and intangible assets which are employed in generating the income on the SkyTeam alliance, such as flight equipment and the trade name.  We grew the net cash flows for the SkyTeam alliance beyond 2010 at 3% per year.  We discounted the net cash flows at 15% to reflect time value of money and risk of future cash flows.  We performed this calculation for each member in the alliance to arrive at a total estimated fair value of Delta’s membership in the alliance.

Delta expects to gain economic benefit from its SkyTeam alliance membership indefinitely.  Global alliances such as SkyTeam are an important factor for international travelers.  It is generally disadvantageous and costly for a member to leave the alliance.  Many operational factors (network, schedule, codeshare agreements with other alliance members, etc.) are embedded in the alliance.  The SkyTeam alliance automatically renews for an unlimited number of five year terms unless expressly terminated by the members with specified notice.  There are no legal, regulatory, or contractual provisions that limit the useful life of SkyTeam.  Based on these factors, we concluded the SkyTeam alliance to be indefinite-lived.

Note 11.  Chapter 11 Proceedings, page F-51

Reorganization Items, Net – Footnote (1)

6.
We note your disclosure that you discharged obligations to holders of allowed general, unsecured claims in exchange for the distribution of 386 million newly issued shares of common stock and the issuance of certain debt securities and obligations.  Please explain to us and revise your disclosure to indicate how you valued the shares of stock issued.  Also, explain how you valued and accounted for the 89 million shares reserved for future issuance under Delta’s plan of reorganization.

Response:

In connection with Delta’s emergence from bankruptcy on April 30, 2007, we estimated the reorganization value of the Successor using conventional valuation methods.  These methods primarily included a comparison of our projected financial performance to the market values of comparable companies and a calculation of the present value of projected future cash flows.

Based on the above, we estimated the reorganization value of the Successor to be between $9.4 billion and $12.0 billion.  The Fresh Start Consolidated Balance Sheet (see page F-54) reflects an initial stockholders’ equity value of $9.4 billion, representing the low end of the estimated range and reflecting market conditions on April 30, 2007.

Delta’s Plan of Reorganization contemplates the issuance of 400 million shares of common stock, consisting of (1) 386 million shares to holders of allowed general unsecured claims to discharge these claims; and (2) 14 million shares to approximately 39,000 non-contract, non-management employees.  The following table shows the distribution of these shares as of December 31, 2008:

	Holders of
	Allowed	Eligible
	General,	Non-contract,
	Unsecured	Non-management
(in millions)	Claims	Employees	Total
Shares contemplated to be distributed under
Delta's Plan of Reorganization	386	14	400
Shares distributed as of December 31, 2008	297	14	311
Shares held in reserve for future issuance	89	-	89

Please note that we did not separately value, for financial reporting purposes, the 386 million shares of common stock which have been distributed, or are reserved for distribution, to holders of allowed general, unsecured claims in our Chapter 11 case.  Rather, these shares represent an ownership interest in the Successor which, as discussed above, had an initial stockholders’ equity value of $9.4 billion.  As discussed in Note 16, (page F-63), the 89 million shares that are reserved for distribution under the Plan of Reorganization are included in the calculation of earnings per share for the year ended December 31, 2008.

Please note that we discuss the establishment of the initial stockholders’ equity value and the issuance of 400 million shares of common stock in Notes 11 and 12, respectively.

7.
We note that included in the calculation of the gain on debt discharge is $938 million (net of $22 million discount) of new debt securities and obligations.  Please provide us with and disclose in future filings, the nature and terms of this debt.  Also, tell us why this amount is different from the $1.5 billion exit financing presented in the fresh start consolidated balance sheet.

Response:

New Debt Securities and Obligations

As discussed below, Delta’s Plan of Reorganization provides that holders of certain allowed, general unsecured claims were entitled to receive new debt securities or, in lieu of such debt securities, cash in partial satisfaction of their claims:

(in millions)	Principal	Discount	Total
ALPA Notes	$650	$(19)	$631
PBGC Notes	225	(3)	222
Cincinnati Notes	85	-	85
Total	$960	$(22)	$938

ALPA Notes.  In 2006, Delta entered into a new collective bargaining agreement with the Air Line Pilots Association, International, the representative of Delta’s pilots, to reduce Delta’s pilot costs.  In exchange for pilot pay and benefit reductions, Delta agreed, among other things, to issue for the benefit of Delta pilots, within 120 days after Delta’s emergence from bankruptcy, senior unsecured notes with an aggregate principal amount equal to $650 million, a term of up to 15 years and an annual interest rate calculated to ensure the notes trade at par on their issuance date (“Pilot Notes”).  Consistent with its contractual right, Delta elected in 2007 to pay $650 million in cash in lieu of issuing the Pilot Notes.

PBGC Notes.  In 2006, Delta entered into a settlement agreement with the Pension Benefit Guaranty Corporation (“PBGC”) regarding the termination of the qualified defined benefit pension plan for Delta pilots.  Under the settlement agreement, the PBGC agreed to become the trustee of the pilot pension plan and Delta agreed, among other things, to issue to the PBGC, within seven days after Delta’s emergence from bankruptcy, senior unsecured notes with an aggregate principal amount equal to $225 million, a term of up to 15 years and an annual interest rate calculated to ensure the notes trade at par on their issuance date (“PBGC Notes”).  Because Delta elected to pay the Pilot Notes in cash, Delta was required to pay the PBGC Notes in cash.  Accordingly, in 2007, Delta paid the PBGC $225 million in lieu of issuing the PBGC Notes.

Cincinnati Notes.  In 2007, Delta entered into a settlement agreement with the Kenton County Airport Board and the trustee for certain bonds to restructure Delta’s lease and other obligations at the Cincinnati-Northern Kentucky International Airport.  Pursuant to the settlement agreement, on May 3, 2007, Delta issued to the bond trustee on behalf of the bondholders senior unsecured notes with an aggregate principal amount equal to $66 million, an interest rate of 8% and a term ending on December 1, 2015 (“Cincinnati Notes”).  The principal amount of the Cincinnati Notes was reduced from $85 million to $66 million due to the application of certain payments Delta made in 2006 and 2007.

We believe these transactions are appropriately disclosed in footnotes (a) and (b) to the Debt Discharge, Reclassifications and Distribution to Creditors section in Note 11 (page F-55).

Exit Financing

Please note the Exit Facilities (as defined below) are unrelated to the Pilot Notes, the PBGC Notes and the Cincinnati Notes discussed above.

On April 30, 2007, the date Delta emerged from bankruptcy, Delta entered into a credit facility to borrow up to $2.5 billion (“Exit Facilities”).  Information regarding the Exit Facilities is included in the Delta Exit Financing section in Note 6 (page F-32).

On April 30, 2007, Delta borrowed $1.5 billion under the Exit Facilities.  Delta used the proceeds from this borrowing and existing cash to repay the amounts due under its then existing debtor-in-possession financing facilities.

Footnote (2), page F-52

8.
We note from your disclosure that you revalued your SkyMiles frequent flier obligation at fair value as a result of fresh start reporting, which resulted in a $2.6 billion reorganization charge.  We also note that in connection with your emergence from bankruptcy, you changed the accounting policy from an incremental cost basis to a deferred revenue model for miles earned through travel.  Please tell us and disclose in your financial statements how you determined or calculated the $2.6 billion adjustment.  As part of your response, please tell us the amount of the adjustment related to the change in accounting policy and the amount related to revaluation of the liability as part of fresh start accounting.

Response:

As a result of our adoption of fresh start reporting upon emergence from bankruptcy and in accordance with SFAS 157, we revalued our SkyMiles frequent flyer liability to estimated fair value, resulting in a $2.6 billion charge recorded to reorganization items, net.  Please note the calculation of the $2.6 billion charge is disclosed in footnote (e) to the Fresh Start Consolidated Balance Sheet in Note 11 (pages F-55 and F-56). Specifically, footnote (e) states in part that:

The fair value of our SkyMiles frequent flyer award liability was determined based on the estimated price that third parties would require us to pay for them to assume the obligation for miles expected to be redeemed under the SkyMiles Program. This estimated price was determined based on the weighted-average equivalent ticket value of a SkyMiles award redeemed for travel on Delta or a participating airline. The weighted-average equivalent ticket value contemplates differing classes of service, domestic and international itineraries and the carrier providing the award travel. At April 30, 2007, we recorded deferred revenue equal to $0.0083 for each mile we estimate will ultimately be redeemed under the SkyMiles Program.

Upon emergence from bankruptcy, we changed our accounting policy for the SkyMiles Program to a deferred revenue model for all frequent flyer miles.  This change did not impact the calculation of the $2.6 billion charge.

Footnote (3), page F-52

9.
We note your disclosure that you recorded a $238 million gain as a reorganization item due to the revaluation of assets and liabilities at estimated fair value as a result of fresh start reporting.  Please explain to us how you calculated this gain and why it was appropriate to record this gain on the income statement.  We would assume that the revaluation of assets and liabilities as a result of fresh start reporting would be part of the allocation of the reorganization value which resulted in goodwill, and would not affect the income statement.  Please advise or revise accordingly.

Response:

In accordance with paragraph 39 of SOP 90-7, we recorded the $238 million valuation adjustment as a gain to reorganization items, net on the Predecessor’s Consolidated Statement of Operations for the four months ended April 30, 2007.

The following table shows how we calculated the $238 million gain.  It is derived from the applicable information reported in the “Revaluation of Assets and Liabilities” column of our Fresh Start Consolidated Balance Sheet in Note 11 (page F-54):

(in millions)
Fair Value Adjustments to Assets and Liabilities
Expendable parts and supplies inventories, net		$58
Deferred income taxes, net		310
Prepaid expenses and other		(75)
Total property and equipment, net		(1,027)
Intangibles, net		2,865
Other noncurrent assets		68
Current maturities of long-term debt and capital leases		(35)
Accounts payable, accrued salaries and related benefits		(155)
Long-term debt and capital leases		(398)
Pension, postretirement and related benefits		(7)
Other noncurrent liabilities
Deferred income tax liabilities, net	$(992)
Operating leases	(279)
Other	46
Total other noncurrent liabilities		(1,225)
Subsequent adjustments to fair value		(141)
Revaluation recorded to reorganization items, net		$238

After the revaluation, and pursuant to SFAS 141, we recorded goodwill to the Successor entity based upon the allocation of reorganization value to the fair value of assets and liabilities.  For additional information regarding this allocation, please see our response to Comment #12 below.

Footnote (6), page F-53

10.
We note that you recorded a charge of $32 million related to your portion of payroll related taxes associated with the issuance of approximately 14 million shares of common stock to these employees.  Please explain to us, and disclose in the notes to the financial statements, how you determined or calculated the value of these shares issued and how you accounted for this issuance of shares in your financial statements.

Response:

Delta’s Plan of Reorganization contemplates the issuance of 400 million shares of common stock, consisting of (1) 386 million shares to holders of allowed general unsecured claims; and (2) 14 million shares to approximately 39,000 non-contract, non-management employees.  Please note that we did not separately value these shares for financial reporting purposes.  Rather, these shares represent an ownership interest in the Successor which, as discussed in our response to Comment #6 above, had an initial stockholders’ equity value of $9.4 billion.  For purposes of determining Delta’s portion of payroll related taxes, we valued the 14 million shares based on the closing price of Delta common stock on the applicable grant dates.

Fresh Start Consolidated Balance Sheet, page F-53

11.
We note from the disclosure on page F-53 that Delta’s reorganization value is $9.4 billion and was based on financial projections using various valuation methods, including (1) a comparison of your project performance to the market values of comparable companies, (2) a review and analysis of several recent transactions in the airline industry and (3) a calculation of the present value of future cash flows based on your projections.  With regard to Delta’s determination of reorganization value, please tell us and revise the notes to your financial statements to include disclosure of the following matters:

•
Please revise to disclose the significant assumptions used in your discounted cash flow analysis including expected changes in cash flows from those indicated by your current operations, number of years for which cash flows were projected, discount rates and other significant assumptions used in your analysis, including how any terminal value was calculated or determined.  Refer to the disclosure requirements outlined in paragraph 39 of SOP 90-7.

•
Disclose the results of the valuation based on multiples of peer group companies and explain how the results of this analysis were combined or blended with the results of the discounted cash flow analysis to arrive at the total enterprise value of $9.4 billion.

We may have further comment upon receipt of your response and our review of your revised disclosures.

Response:

Consistent with the requirements of paragraph 39 of SOP 90-7, we included the following disclosures in the Form 10-K: (1) adjustments to the historical amounts of individual assets and liabilities (page F-54); (2) the amount of debt forgiveness (pages F-54 and F-55); and (3) significant matters relating to the determination of reorganization value (page F-53).

We will include the following supplemental disclosures in future filings, as applicable:

The methodologies used to calculate reorganization value primarily include (1) a 60% weighting towards a discounted cash flow (“DCF”) analysis, which measures the projected multi-year, free cash flows of the Successor to arrive at a reorganization value and (2) a 40% weighting towards a comparable company analysis based on financial ratios and multiples of comparable companies, which were then applied to our financial projections to arrive at a reorganization value.

DCF Analysis.  The DCF calculations were performed for the period beginning May 1, 2007 through December 31, 2010 (“Projection Period”) discounted to April 30, 2007, the date Delta emerged from bankruptcy.  The cash flow estimates include projected changes associated with our reorganization initiatives, anticipated changes in general market conditions and other factors.  The DCF analysis includes assumptions for (1) the weighted average cost of capital, which is used to calculate the present value of future cash flows and (2) the terminal earnings before interest, taxes, depreciation, amortization and aircraft rent (“EBITDAR”) multiple, used to determine the value after the Projection Period.  A range of discount rates from 12% to 14% was used, reflecting a number of company and market specific factors, as well as the cost of capital for comparable companies.  The terminal EBITDAR multiple of 5.50x – 6.25x is consistent with the ranges used in the comparable company analysis.

Variations in the valuation assumptions could significantly affect the cash flow estimates. The assumptions for which there is a reasonable possibility of variation include, but are not limited to, assumptions regarding (1) revenues, (2) fuel costs, (3) achievement of cost reductions, (4) discount rates,  (5) international expansion and (5) the overall condition of the U.S. and global airline industries.

Comparable Company Analysis.  The comparable company analysis identified a group of companies with similar lines of business, business risk, growth prospects, maturity, market presence, size and scale of operations.  Revenue and EBITDAR multiples were deemed to be the most relevant when analyzing the peer group.  A range of valuation multiples was then identified and applied to our projections to determine an estimate of reorganization values.  The multiple ranges used were 0.93x – 1.02x times 2007 estimated revenue of $18.5 billion and 5.50x – 6.25x times 2007 estimated EBITDAR of $2.9 billion.

12.
Please revise the notes to the reorganized consolidated balance sheet to include an allocation of the total reorganization value to the net assets of the business.  This allocation of reorganization value should clearly show how the amount of “excess reorganization value” or goodwill was calculated or determined.

Response:

The table below represents the allocation of the reorganization value to our tangible and intangible assets and liabilities based on our estimate of their fair values on April 30, 2007, the date Delta emerged from bankruptcy.  It summarizes the allocation of goodwill as shown in the “Successor-Reorganized Balance Sheet May 1, 2007” column of the Fresh Start Consolidated Balance Sheet in Note 11 (page F-54).

(in millions)
Reorganization value		$9,400

Current assets	$5,848
Property and equipment	11,558
Intangibles, net	2,953
Other noncurrent assets	856
Current liabilities	(7,604)
Noncurrent liabilities	(16,538)
Net liabilities		(2,927)
Goodwill		$12,327

Consistent with Appendix B-5 (paragraph 68) of SOP 90-7, goodwill is shown as a component of the overall balance sheet on the Fresh Start Consolidated Balance Sheet. Accordingly, we believe we have satisfied the disclosure requirements of SOP 90-7.

13.
We note that fresh start adjustments included adjustments to the value of inventory, property, plant and equipment, flight equipment and intangible assets.  Please revise your disclosure to state all significant assumptions used by the valuation consultants or management in determining the valuation amounts.  As part of your revised disclosure, please explain in detail the nature of any intangible assets that required adjustments to fair value, the amounts of fair value adjustments for each type of intangible and a discussion of how the fair value was determined.  Also, include disclosure of sensitive assumptions for which there is a reasonable possibility of the occurrence of a variation that would have significantly affect the measurement value, and assumptions about anticipated conditions that are expected to be different from current conditions.  See paragraph 39 of SOP 90-7.

Response:

In accordance with paragraph 39 of SOP 90-7, we disclose the effects of the adjustments on the reported amounts of inventory, property, plant and equipment, flight equipment and intangible assets resulting from the adoption of fresh start reporting in the “Revaluation of Assets and Liabilities” column of the Fresh Start Consolidated Balance Sheet in Note 11 (page F-54).  For additional information regarding these fair value adjustments, please refer to our response to Comment #9 above.

In accordance with paragraph 38 of SOP 90-7, we were required to early adopt SFAS 157 and followed its disclosure requirements regarding fair value measurements.  Please note that our disclosures made under SFAS 157 are included in Note 3.  Accordingly, please refer to the 2007 table under the section “Assets and Liabilities Measured at Fair Value on a Nonrecurring Basis” in Note 3 (page F-24) for information regarding the significant assumptions used in determining valuation amounts.  Please also refer to pages F-20 and F-21 where we define the Levels within the three-tier fair value hierarchy and the valuation techniques referenced in the 2007 table.

Note 15.  Restructuring and Merger-Related Items, page F-61

14.
We note your disclosure that footnote (4) includes a one-time primarily non-cash charge of $907 million relating to the issuance or vesting of employee equity awards in connection with the merger.  Please tell us and disclose in future filings, the nature and terms of each type of award that is included in this charge and how you calculated or determined the amount charged to the income statement.

Response:

The $907 million charge was comprised of the following:

	Shares	Year Ended
(in millions)	Granted	December 31, 2008
Shares of common stock issuable to eligible Delta and Northwest pilots	50	$396
Shares of common stock granted to non-pilot, non-management employees	34	395
Total shares of common stock issuable or granted in the Merger	84		$791
Employer taxes for employee equity awards	N/A		34
Accelerated vesting of pre-merger grants of performance shares	N/A	28
Accelerated vesting of pre-merger grants of restricted stock	N/A	26
Accelerated vesting of pre-merger grants of stock options	N/A	21
Total accelerated vestings of pre-merger grants			75
Other	N/A		7
Total issuance or vesting of employee equity awards			$907

For information regarding Delta’s equity based compensation, please see Note 12 (page F-57).  Note 12 discusses, among other subjects, Delta’s broad based equity and cash compensation plan; the accounting for equity awards; the $75 million charge that Delta recorded as a result of the accelerated vesting of equity awards due to the closing of the Delta/Northwest merger on October 29, 2008; and the $791 million charge Delta recorded relating to the issuance of shares of common stock to pilots and to non-pilot, non-management employees in connection with the merger. In accordance with SFAS 123R, the value of the awards and amount of expense recognized is based on the fair value of the awards on the grant date.

Note 16. (Loss) Earnings per Share, page F-62

15.
We note that included in your computation of diluted earnings per share for the four months ended April 30, 2007, there is a $216 million gain recognized on the forgiveness of convertible debt that is added to net income attributable to common stockholders.  Please explain to us the nature of this gain on convertible debt and tell us why it was accounted for as a gain in the income statement for the four months ended April 30, 2007.

Response:

In 2003 and 2004, Delta issued $675 million aggregate principal amount of convertible senior notes due in 2023 and 2024.  This convertible debt was recorded in liabilities subject to compromise as of April 30, 2007, the date Delta emerged from bankruptcy. In connection with our adoption of fresh start reporting, we discharged liabilities subject to compromise. As a result of this discharge, we recognized a $4.4 billion gain, including $216 million related to the convertible debt, to reorganization items, net on our Consolidated Statement of Operations for the four months ended April 30, 2007 (see Note 11 on page F-52).

Note 18. Quarterly Financial Data, page F-65

16.
We note your disclosure in footnote (2) that in connection with the merger, during the December 2008 quarter, you recorded a one-time primarily non-cash charge of $969 million relating to the issuance or vesting of employee equity awards in connection with the Merger.  Please tell us why this amount differs from the $907 amount disclosed in Note 15.

Response:

The $969 million charge for the three months ended December 31, 2008 was comprised of the following:

(in millions)
Issuance or vesting of employee equity awards	$907
Professional services in connection with the merger	40
Severance and related costs	22
Total merger-related items	$969

Exhibit 12.1 Computation of Ratio of Earnings to Fixed Charges

17.
For those periods in which your earnings were insufficient to cover fixed charges, please revise future filings to disclose the dollar amount of your deficiency of earnings to cover fixed charges.  Refer to the guidance outlined in Instruction 2A to Item 503(d) of Regulation S-K.

Response:

We will disclose in future filings the dollar amount of any deficiency of earnings to cover fixed charges.

Exhibit Index, page 62

18.
We note that you have incorporated by reference several exhibits, such as the First Lien Revolving Credit and Guaranty Agreement as Exhibit 10.5(a) and the Second Lien Term Loan and Guaranty Agreement as Exhibit 10.5(b).  We also note that you have filed with the Form 10-K several exhibits, such as the Form of Offer of Employment as Exhibit 10.25.  These exhibits, including the First Lien Revolving Credit and Guaranty Agreement, the Second Lien Term Loan and Guaranty Agreement and the Form of Offer of Employment, do not appear to contain all of the exhibits and schedules either listed in the table of contents or referred to in the agreement.  All exhibits must be filed in full and include all attachments, schedules and exhibits.  Please refile each exhibit to include the omitted schedules and exhibits.  Further, please confirm that you will file all exhibits in full and include all attachments, schedules and exhibits in future filings.

Response:

We will refile the exhibits included in the Form 10-K with the omitted schedules and exhibits. In future filings of exhibits, we will include the attachments, schedules and exhibits thereto.

*   *   *   *   *   *   *   *

In connection with responding to the Commission’s comments, we acknowledge the following:

•	we are responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	we may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We sincerely hope that we have addressed your comments on our 2008 Form 10-K.  We will be pleased to respond promptly to any additional requests for information or material that we may provide in order to facilitate your review.  If you have any questions, please contact Ray Winborne (404-715-5880), Senior Vice President and Controller, or me (404-773-3146).

Very truly yours, /s/ Hank Halter Hank Halter Senior Vice President & Chief Financial Officer

cc:  Claire Erlanger
       Ray Winborne